UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING
                                                  SEC FILE NUMBER
                                                           0-8155

                                                     CUSIP NUMBER
                                                        025631201


X  Form 10-KSB __ Form 20-F   __ Form 11-K __ Form 10-Q__ Form N-SAR

     __ Transition Report on Form 10-K
     __ Transition Report on Form 20-F
     __ Transition Report on Form 11-K
     __ Transition Report on Form 10-Q
     __ Transition Report on Form N-SAR
     For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

     Breccia International Minerals Inc.
Full Name of Registrant

     American Energy & Technology Inc.
Former Name if Applicable

     1500 Midland Walwyn Tower
Address of Principal Executive Office (Street and Number)

     Edmonton, Alberta  T5J 2Z2
City, State and Zip Code

PART II - RULES (12b-25(b) AND (c)

If the subject could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-
25(b), the following should be  completed.

a. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
b. the subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following prescribed due date or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
c. The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach
Extra Sheets if Needed)

The audited Financial Statements were delayed which caused a delay in the assembly of the 10KSB. The entire 10KSB will be filed in the next couple of days.


PART IV - OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification

     Michael A. Trabysh                 403            496-9171
          Name                     Area Code     Telephone Number

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports been filed? If answer is no, identify report(s).
  X Yes       __ No



3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in
  the subject report or portion thereof?                        __
  Yes       X No
  If so, attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.






                    Breccia International Minerals Inc.
           (Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     July 21, 1997             By  (Signed)"MICHAEL A. TRABYSH"